SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
     PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURTIES EXCHANGE ACT OF 1934
                   FILING NO. 2 FOR THE MONTH OF JANUARY 2008

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


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                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

On January 15, 2008, the Industrial Development Bank of Israel Limited ("Bank") issued an Immediate Report, stating that further to the examination of the blueprint for the sale of the Bank's shares, details of which were provided by the Bank in its Immediate and Quarterly Reports, Prof. A. Barnea was asked by the State of Israel and by other shareholders of the Bank to prepare a proposal for the distribution of the consideration which will be received from the implementation of the blueprint (if and when the blueprint will be carried out) among the various shareholders of the Bank.

Among the shareholders who requested the preparation of the proposal are included the holders of the preference shares who filed the action regarding renewal of the distribution of the dividend, Bank Leumi, Bank Hapoalim and Bank Discount and some of the holders of the Bank's preferred ordinary shares.

The proposal prepared by Prof. A. Barnea is meant to assist the State and the above shareholders to formulate understandings among them which will permit the furtherance or the implementation of the blueprint, and it is dated January 13, 2008.

The Bank wishes to point out that the document prepared by Prof. A. Barnea was not commissioned by the Bank and it brings it to the knowledge of the public due to the prudence demanded by the special circumstances of the Bank, including the examination of the blueprint for the sale of its shares, and so that all the shareholders of the Bank shall have equal information concerning the proceedings taking place to determine the consideration that will be received by the various shareholders of the Bank, if and when the implementation of all the parts of the blueprint will be completed.

It should be emphasized that the document prepared by Prof. A. Barnea is at this stage a proposal only, that the Bank has no knowledge if the shareholders who asked for the preparation of the document concur with its content and its proposal and that the estimates and evaluations contained in the document are those of Prof. A. Barnea only and therefore should not be viewed as estimates and evaluations on behalf of the Bank or obligating the Bank.

A translation of the Immediate Report, including a summary of Prof. A. Barnea's proposal, is included as Exhibit 1 to this Form 6-K.


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                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, including the Immediate Report issued by the Registrant (a copy of which is included in this report on Form 6-K as Exhibit 1), contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the Immediate Report are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the Immediate Report include, but are not limited to, the following: general economic and business conditions; the continued availability of our line of credit from the Bank of Israel; the government's and/or the Bank of Israel's resolutions regarding our future operations and the government's resolutions regarding the future disposal of our assets and liabilities; the impact of our run-off plan on our operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees during the run-off period. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the Immediate Report are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2006 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            INDUSTRIAL DEVELOPMENT BANK
                                            OF ISRAEL LIMITED

Date: January 15, 2008                      By: /s/ Michael Warzager
                                            ------------------------
                                            Michael Warzager
                                            General Counsel

                                            By: /s/ Natan Atlas
                                            ------------------------
                                            Natan Atlas
                                            General Secretary